TCW Funds, Inc.

865 South Figueroa Street, Suite 1800

Los Angeles, CA 90017

July 3, 2008

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos, Esq.

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Funds, Inc. (the “Registrant”) Registration Statement on Form N-14

(the “Registration Statement”) (File No. 333-151313)

Dear Ms. Lithotomos:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Registration Statement filed with the Securities and Exchange Commission (“SEC”) on May 30, 2008, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

July 3, 2008

Please do not hesitate to contact the undersigned at (213) 244-0290 if you have any questions concerning the foregoing.

Sincerely,

/s/ Philip K. Holl
Philip K. Holl Secretary TCW Funds, Inc.